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                                                                    EXHIBIT 99.8

                           LETTER TO CLASS A HOLDERS

                               (OHIO EDISON LOGO)

                              Ohio Edison Company
                              76 South Main Street
                               Akron, Ohio 44308

                              [___________], 1996


Dear Shareholder:

                 A special purpose trust formed by Ohio Edison is offering to exchange its [___]% Trust Originated Preferred Securities (TOPrS) for up to 3,600,000 outstanding shares of Ohio Edison 7.75% Class A Preferred Stock. The exchange will be made on the basis of one TOPrS for one share of Class A Preferred Stock.

                 This exchange offer makes good economic sense for Ohio Edison. Replacing the Class A Shares with TOPrS will improve Ohio Edison's after-tax cash flow. The cash flow benefit arises because interest payable by Ohio Edison to the TOPrS' trust is deductible for federal income tax purposes, while the dividends payable by Ohio Edison on the Class A Shares are not.

                 Neither Ohio Edison nor its Board makes any recommendation as to whether you should exchange your Preferred Shares. That's your decision. I encourage you to read the enclosed Prospectus before deciding. If you choose to participate in the exchange offer, please follow the instructions in the enclosed materials.

                 If you have any questions, please call Georgeson & Company Inc. or the Dealer Manager at the phone numbers on the back cover of the enclosed Prospectus. Thank you.

                                       Very truly yours,


                                       -----------------------------------------
                                       President and Chief Executive Officer